EXHIBIT 10.1
March 19, 2010
Mr. Paul Evanson
Chairman of the Board, President
     And Chief Executive Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601
Dear Paul,
The purpose of this letter agreement (“Agreement”) is to set forth the terms and conditions of your employment with FirstEnergy Service Company (“FirstEnergy” or the “Company”) following the consummation of the pending merger transaction between a FirstEnergy Corp. subsidiary and Allegheny Energy, Inc. (“Allegheny”). For purposes of this Agreement, the pending transaction shall be referred to as the “Merger,” the date of consummation of the Merger shall be referred to as the “Merger Date,” and Allegheny and its affiliates and subsidiaries shall be referred to as the “Allegheny Companies.”
1.	Effective on the Merger Date, unless you are unable to commence employment with the Company, as specified in the last sentence of this Paragraph 1, this Agreement shall supersede and replace your current Amended and Restated Employment Agreement with Allegheny dated July 9, 2009 (the “Allegheny Employment Agreement”). Consequently, from and after the Merger Date, neither Allegheny, FirstEnergy, nor you shall have any rights and obligations under the Allegheny Employment Agreement, except as specifically set forth herein. Nothing herein is intended to alter any of your rights under the Allegheny Employment Agreement prior to the Merger Date. The payment of any benefits provided herein and your obligations hereunder are contingent upon you being able to commence employment with the Company on the Merger Date; provided, however, that if you are unable to commence employment with the Company on the Merger Date because of illness or a temporary medical condition lasting less than one month in duration, but are able to and do commence employment immediately after such illness or temporary medical condition, then you shall be entitled to all benefits herein and subject to all obligations hereunder.

2.	Effective upon the Merger Date, you will assume the title of Executive Vice Chairman of FirstEnergy Corp., reporting directly to the Chief Executive Officer of FirstEnergy Corp. (“CEO”), and your duties and responsibilities will be commensurate with those customarily performed, undertaken and exercised by persons situated in a similar executive capacity. Such services will include, but will not necessarily be limited to, assistance in facilitating the development, maintenance and transfer of the relationships Allegheny already has established in its various operating regions and to provide advice and counsel on other business issues, including but not limited to Merger integration matters; overall corporate strategy; and talent retention and development. It is anticipated that you will be available at the discretion of the CEO, and you will also be available at either the FirstEnergy headquarters or your current office in Greensburg, Pennsylvania, as necessary. You will be provided appropriate support from an executive assistant at Greensburg and, as necessary, at other locations. Additionally, you will also be invited to attend all FirstEnergy Board of Directors’ meetings.

3.	In consideration of your performance of the duties outlined in paragraph 2 above, you will be compensated as follows:
(a)	Base Salary. Effective on the Merger Date, your initial base salary (the “Base Salary”) will be set at an annual rate of One Million Dollars ($1,000,000) which will be payable in accordance with the existing payroll practices of FirstEnergy. The Base Salary will be reviewed at least annually by the Compensation Committee of the Board of Directors for FirstEnergy Corp. at the same time as the base salaries of FirstEnergy’s other executives.

(b)	Annual Bonus. You will be a participant in FirstEnergy’s 2007 Incentive Compensation Plan (“ICP”), or any subsequent or amended plan. As such, you will be eligible to receive an annual bonus each year under the Short-Term Incentive Program (“STIP”) component of the ICP (or any successor program) regardless of whether you satisfy any “productive time” or other eligibility requirements. Your annual target bonus opportunity will be 80% of your Base Salary. The annual short-term target opportunity will be reviewed at least annually by the Compensation Committee of the Board of Directors of FirstEnergy Corp. at the same time as other senior executive officers. Any annual incentive compensation awarded to you will be payable in accordance with the provisions of the STIP. The Key Performance Indicators (“KPIs”), which serve as the basis for determining the amount of the annual bonus earned, will be set similar to those of the CEO. Seventy percent (70%) of your target opportunity will be based on the achievement of financial KPIs and thirty percent (30%) will be based on the achievement of operational KPIs. Your STIP for any year will be payable no later than March 15th of the succeeding year.

(c)	Long-Term Incentive Compensation. You will not be eligible for participation in the Long-Term Incentive Program (“LTIP”) component of the ICP.

(d)	Employee Welfare Benefits. The Company maintains a Flexible Benefits Plan that includes programs providing health care insurance, dental insurance, group term life insurance, accidental death and dismemberment insurance, long-term disability, long-term care, dependent care and health care spending accounts. Except as specifically set forth in this Agreement, you will be eligible to participate in the FirstEnergy Flexible Benefits Plan, as well as all executive and employee welfare benefit plans, programs, policies and arrangements sponsored, maintained or contributed to by FirstEnergy on the same level as other senior executive officers of FirstEnergy, subject to the terms and conditions of such plans.

(e)	Allegheny Entitlements and Benefit in Lieu of Pension.
1)	Upon a termination of your employment with FirstEnergy for any reason, you shall be entitled to a lump-sum cash payment in respect of certain accrued benefits under the Allegheny Employment Agreement in an amount equal to the sum of (a) $6,400,000, representing the amounts promised to you under Section 6(c) of the Allegheny Employment Agreement, calculated as if you were employed by Allegheny until June 15, 2011, and (b) an amount equal to the sum of your annual base salary plus your target bonus opportunity of one hundred twenty-five percent (125%) of your annual base salary, at Allegheny on the day preceding the Merger Date. Such lump-sum cash payment shall be made as soon as practicable following your termination, but no later than the 15th day of the third calendar month following the date of your termination of employment.

2)	In addition, you will not be eligible to participate in the FirstEnergy Corp. Master Pension Plan. Instead, upon a termination of your employment with FirstEnergy for any reason you shall be entitled to a lump-sum cash payment (the “Benefit in Lieu of Pension”) in an amount equal to Eighty-Three Thousand Three Hundred Thirty-Three Dollars ($83,333) for each month you are employed by FirstEnergy from the Merger Date through the date that is twenty-four months following the Merger Date. Such lump-sum cash payment shall be made as soon as practicable following your termination, but no later than the 15th day of the third calendar month following the date of your termination of employment.
(f)	Termination of Employment. Upon termination of your employment with the Company you shall be entitled to the following:
1)	Upon termination of your employment by the Company for Cause or your voluntary resignation without Good Reason (as hereinafter defined), you shall be entitled to receive (a) the Base Salary through the date of termination, to the extent not theretofore paid, payable within thirty (30) days of termination, (b) any unpaid prior year’s bonus and any deferred compensation, payable under the terms of any Company plans, programs or arrangements, and (c) any expense reimbursements accrued in accordance with Company policy as of the date of termination, to the extent not theretofor paid, payable within thirty (30) days of such termination, and (d) the amounts set forth in Paragraphs 3(e)(1) and (2) to be paid as set forth therein (collectively, the amounts in (a), (b), (c) and (d) are referenced as the “Accrued Amounts”).

2)	Upon termination of your employment as a result of your death or Disability (as hereinafter defined) or upon termination of your employment at the expiration of the Term, you shall be entitled to receive (a) the Accrued Amounts paid in accordance with Paragraph 3(f)(1), and (b) the amount of your STIP for the year of your termination prorated as defined by the ICP (the “Pro Rata Bonus”) regardless of whether you satisfy any “productive time” or other eligibility requirements. The Pro Rata Bonus will be paid to you (or your estate or beneficiaries) no later than March 15th of the year following the date of your termination of employment.

3)	Upon termination of your employment by the Company without Cause or your resignation for Good Reason, you shall be entitled to receive (a) the Accrued Amounts paid in accordance with Paragraph 3(f)(1), (b) a Pro Rata Bonus, payable no later than March 15th of the year following the date of your termination of employment, and (c) the following additional amounts:
(i)	an amount, payable as a lump sum within thirty (30) days of the date of such termination, equal to the lesser of (A) $1,000,000, or (B) the total amount of Base Salary that would have been payable to you for services during the period after such termination date had you remained employed hereunder through the end of the Term (determined without regard to any reduction in your Base Salary which constitutes Good Reason),

(ii)	an amount, paid in a lump sum within thirty (30) days of the date of such termination of employment, equal to the lesser of (A) $800,000, or (B) the total amount of STIP (calculated at your target level) that would have been payable to you for services during the period after such termination date had you remained employed hereunder through the end of the Term (determined without regard to any reduction in your Base Salary or STIP -calculated at your target level- which constitutes Good Reason), and

(iii)	an amount, paid in the time and form specified in Paragraph 3(e)(2), equal to the lesser of (A) $1,000,000, or (B) the total amount of Benefit in Lieu of Pension that would have been payable to you for services during the period after such termination date, had you remained employed hereunder through the end of the Term.
4)	For purposes, hereof, the following terms shall have the following meanings:
“Cause” shall mean either of the following:
     (A) you engage in willful gross misconduct or willful gross neglect in connection with your employment, which misconduct or neglect is committed in bad faith or without reasonable belief that such misconduct or neglect is in the best interests of the Company and which causes material economic harm to the Company; or
     (B) your conviction of a felony involving theft or moral turpitude, or you plead guilty or nolo contendere with respect to such a felony.
You may not be terminated for Cause unless you receive a notice setting forth in detail the purported grounds upon which such termination is based and you have been granted the opportunity for a hearing before the Board of Directors of the Company and the Board of Directors furnishes you written notice confirming, in its judgment, grounds for termination for Cause exist on the basis set forth in the original notice.
“Disability” shall be deemed the reason for the termination of your employment, if, as a result of your incapacity due to physical or mental illness, you shall have been absent from the performance of your duties with the Company for a period of six (6) consecutive months, the Company shall have given you a notice of termination for Disability, and, within thirty (30) days after such notice of termination is given, you shall not have returned to the performance of your duties. At any time and from time to time, upon reasonable request by the Company, you shall submit to a reasonable medical examination for the purpose of determining the existence, nature and extent of any such Disability.
“Good Reason” shall mean, without your written consent:
     (A) Any failure to continue to employ you as Executive Vice Chairman of FirstEnergy Corp., the material diminution in your title or duties in such position, or the assignment to you of any duties inconsistent in any material respect with your authority, duties, responsibilities or reporting relationship in such position as contemplated by Paragraph 2 above, excluding any isolated and inadvertent action not taken in bad faith and which is remedied by FirstEnergy within ten (10) days after receipt of notice thereof given by you;
     (B) Any failure by the Company to comply with any of the provisions of Paragraph 3 hereof, other than an isolated and inadvertent failure not committed in bad faith and which is remedied by the Company within ten (10) days after receipt of notice thereof given by you;

     (C) Your being required to relocate to a principal place of employment which is more than fifty (50) miles from Greensburg, Pennsylvania or Akron, Ohio;
     (D) Any purported termination by the Company of your employment otherwise than as expressly permitted herein; or
     (E) Any reduction in your Base Salary or in your target STIP as a percentage of your Base Salary.
5)	The Company agrees that you are not required to seek other employment or attempt in any way to reduce the amounts payable to you under Paragraph 3(e) or this Paragraph 3(f). Further, the amount of any payment or benefit provided for hereunder shall not be reduced by any compensation earned by you as a result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to FirstEnergy, or otherwise.
(g)	Stock Options. Your Allegheny stock options shall be converted to FirstEnergy stock options, and your options, along with the grant price and number of options, will be adjusted in accordance with the formula set forth in the Agreement and Plan of Merger dated as of February 10, 2010. Following the termination of your employment with FirstEnergy for any reason, your options will remain exercisable for the full stated term of such options (determined as if your employment had not terminated). Notwithstanding the preceding, any awards intended to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) will be converted subject to the requirements of Code Section 409A in order to maintain such exemption.

(h)	Other Benefit Plans. You are eligible to participate in FirstEnergy’s Executive Deferred Compensation Plan and other programs, policies and arrangements as they relate to FirstEnergy’s senior executive officers with the exception of the following: FirstEnergy Corp. Master Pension Plan, the Supplemental Pension Benefit component of the FirstEnergy Corp. Executive Deferred Compensation Plan, the Supplemental Executive Retirement Program (the “SERP”), any other non-qualified pension, the Company’s Executive Severance Benefit Plan or any successor or similar plan, and the other plans expressly excluded above in this Agreement. Through your signature below, you hereby waive any rights you may have to participation in these plans, programs, policies and arrangements which are excepted. Your participation in any of the programs for which you are eligible will be on the same terms and conditions as applicable to other participants in those programs and will be governed by the applicable plan documents. Any benefits accrued under any qualified or non-qualified benefit plans of the Allegheny Companies will be paid in accordance with such plans. Except as provided in the preceding sentence, as of the Merger Date, you shall not be eligible thereafter to participate in any qualified and non-qualified benefit plans, programs, policies and arrangements of the Allegheny Companies and, through your signature below, you hereby waive any rights you may have to participation in these plans.

(i)	Executive Perquisites. You will be entitled to executive perquisites to the same extent as those available to the CEO as of the date of this letter which, at this time, include financial planning benefits and personal use of the Company aircraft during your employment with the Company. You will be entitled to continue to receive the financial planning benefits for one (1) year following the termination of your employment, provided that the Company continues to offer this benefit to other similarly situated executives of FirstEnergy. To the extent such financial planning benefits are exempt under Code Section 409A and are provided through reimbursement, such reimbursements must be paid by the Company no later than the end of the third calendar year following the calendar year in which the termination of employment occurred.

(j)	Share Ownership Guidelines. Share ownership guidelines, defined as a multiple of Base Salary, are in place for executives at FirstEnergy. As such, you are required to maintain an ownership status of four times your Base Salary while actively employed. The following currently are included in determining ownership status: a) shares directly or jointly owned in certificate form on in a stock investment plan, b) shares owned through the FirstEnergy Corp. Savings Plan, c) brokerage shares, d) shares held in the Executive Deferred Compensation Plan, or e) shares granted under the ICP.

(k)	Welfare Benefits upon Termination. Upon your termination of employment from FirstEnergy for any reason, you will be provided with life, disability, medical and dental coverage, whether insured or not insured, for one year thereafter, at FirstEnergy’s cost, providing substantially similar benefits to those which you and your dependents were receiving immediately prior to such termination. Any medical coverage provided through a plan pursuant to this paragraph shall be treated as taxable income to you to the extent necessary to prevent the applicable FirstEnergy benefit plan from being discriminatory under Code Section 105(h).

(l)	Indemnification. The Company shall assume all the obligations of the Allegheny Companies pursuant to Article 12 of the Allegheny Employment Agreement. As an executive officer with FirstEnergy and to the fullest extent provided under its bylaws, you shall be provided indemnification for any threatened or actual action or suit or proceeding that arises as a result of the performance of your duties with the Company.

(m)	Expense Reimbursement. With respect to expenses incurred on and after the Merger Date, the Company shall reimburse you for reasonable and necessary business expenses and disbursements incurred in the course of performance of your duties under this Agreement and in accordance with the policies and procedures applicable to other senior executive officers of FirstEnergy. With respect to expenses incurred prior to the Merger Date, you shall be reimbursed for such expenses pursuant to the terms of your Allegheny Employment Agreement.
4.	You acknowledge that all information including, but not limited to, proprietary information and/or trade secrets, and all information disclosed to you as a consequence of your job duties, which is not generally known to the public or industry concerning FirstEnergy’s businesses, shall, except as required by law or legal process, remain confidential and shall remain the property of FirstEnergy. You agree that during your employment period with FirstEnergy that you will not work with or advise any persons conducting a business similar to the business conducted by FirstEnergy except as part of your duties assigned by FirstEnergy. For a period of one year following a termination of your employment with FirstEnergy for any reason, you will not accept employment from or aid or render services, directly or indirectly, as it relates to the non-regulated/competitive lines of business, to the following companies or any of their affiliates, subsidiaries or successors: American Electric Power, Inc.; Exelon Corporation; PPL, Inc.; Constellation Energy Group, Inc.; Potomac Electric and Power Company; Dominion Resources,

Inc.; Florida Power and Light Company; Edison International; Public Service Enterprise Group; or DQE, Inc.

5.	The term of this Agreement (“Term”) shall be from the Merger Date until twenty-four months following the Merger Date. Your employment status is considered to be “at will”, but if your employment is terminated earlier for any reason, then the benefits payable per this Agreement shall be paid in accordance with this Agreement.

6.	It is the intention and purpose of the Company that this Agreement shall be, at all relevant times, in compliance with (or exempt from) Code Section 409A and all other applicable laws, and this Agreement shall be so interpreted and administered.

For purposes of this Agreement, all references to “termination of employment” or forms and derivations thereof shall refer to events which constitute a “separation from service” as defined under and for purposes of Code Section 409A, and no amounts or benefits payable hereunder in connection with your termination of employment shall be payable prior to the date of such separation from service.

Notwithstanding anything in this Agreement to the contrary: (a) if you are a specified employee (as defined in Code Section 409A(a)(2)(B)(i)) on the date of your separation from service and any stock of the Company is then publicly traded on an established securities market or otherwise, any payments made on account of your separation from service and, to the extent not eligible to be made without the imposition of “additional tax” under Section 409(a)(1)(B) of the Code, for the six-month period after the date of separation from service shall be accumulated and paid in a lump-sum on the first business day after the six-month anniversary of the date of your separation from service (or, if earlier, the date of your death) and (b) in the event, and to the extent that, the provision or reimbursement of costs, including but not limited to costs incurred in connection with any post-termination welfare benefits provided under this Agreement, results in the deferral of compensation within the meaning of Code Section 409A because the benefits are outside the scope of Section 1.409A-1(b)(9)(v) of the Treasury Regulations or other relevant exemption under Code Section 409A, then the reimbursement or provision of such benefits shall be provided as described in Section 13(b) of the Allegheny Employment Agreement.

You and the Company may agree to take other actions to avoid the imposition of additional tax on you under Section 409A(a)(1)(B) of the Code at such time and in such manner as permitted under Code Section 409A. If you are entitled to a distribution within a period following an event as permitted by Code Section 409A, you will have no right to designate the taxable year of payment. For purposes of this Agreement, for payments designated to be made no later than the 15th day of the third calendar month following the date of your termination of employment, the month in which the termination of employment occurs is deemed to be the first calendar month in that calculation (e.g., for a termination of employment on January 1, 2013, the payment must be made no later than March 15, 2013).

Any benefits provided for under this Agreement that were earned while providing services to the Allegheny Companies shall be paid by the company for which the services were performed. FirstEnergy and FirstEnergy Corp. will, however, guarantee the payment of such benefits earned with an Allegheny Company. In addition, FirstEnergy Corp. hereby also guarantees all the obligations of the Company hereunder. In no event, however, shall this section or any other provisions of this Agreement be construed to require the Company to provide any gross-up for the tax consequences of any provisions of, or payments under, this Agreement and the Company shall have no responsibility for tax or legal consequences to you (or your beneficiary) resulting from the terms or operation of this Agreement.

7.	This Agreement shall be governed by the laws of the State of Ohio, without regard to conflicts of law principles.

8.	This Agreement may be executed by the parties hereto in two counterparts, each of which will be deemed an original, but all such counterparts shall constitute one and the same instrument and all signatures need not appear on any one counterpart.

If the above is agreeable to you, please sign where indicated and return a copy to me for our records. You should retain a copy for yourself. If you have any questions, please do not hesitate to call.
Sincerely,
Anthony J. Alexander
President & Chief Executive Officer
FirstEnergy Corp.
FirstEnergy Service Company
Accepted and agreed this 22nd day of March, 2010
/s/ Paul J. Evanson
Paul J. Evanson